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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. ___1___)*


                                GREY WOLF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  397888-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    c/o Frank Capstick, Siem Drilling Ltd.
                   P.O. Box HM 429, Hamilton HM BX, Bermuda
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                4 November 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   397888-10-8                13D                   Page 2 of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SIEM DRILLING LTD. (Formerly, Norex Drilling Ltd.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,499,205
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,499,205
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,499,205

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   397888-10-8                13D                   Page 3 of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SIEM INDUSTRIES INC. (Formerly, Norex Industries Inc.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS, BRITISH WEST INDIES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,499,205
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,499,205

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,499,205

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   397888-10-8                13D                   Page 4 of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KRISTIAN SIEM

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NORWAY

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,499,205
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,499,205

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,499,205

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   397888-10-8                13D                   Page 5 of  8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRANK CAPSTICK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         ---

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,499,205
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         ---

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,499,205

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,499,205

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         ITEM 1.    SECURITY AND ISSUER.

        This Statement relates to the common stock, $0.10 par value per share (the "Common Stock"), of Grey Wolf, Inc., a Texas corporation, whose principal offices are located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042 (the "Company").

        ITEM 2.    IDENTITY AND BACKGROUND.

        The reporting persons include Norex Drilling Ltd. which changed its name to Siem Drilling Ltd. in June 1998 ("SDL"), Norex Industries Inc. which changed its name to Siem Industries Inc. in May 1998 ("SIM"), Kristian Siem, an individual ("Siem"), and Frank Capstick, an individual ("Capstick") (collectively, the "Reporting Persons").

        SDL is a Bermuda corporation whose principal business consists of investments made in various oil and gas companies in accordance with the instructions received from SIM, its sole shareholder. The address of the principal business and office of SDL is Cedar House, 41 Cedar Avenue, Hamilton, HM-12, Bermuda. The directors and executive officers of SDL are listed in Exhibit A attached hereto. SIM is considered the control person of SDL.

        SIM, a Cayman Islands company, is an industrial holding company with investments in autonomous subsidiaries engaged in the international offshore oil and gas drilling and service industries, the onshore oil and gas drilling industry and the cruise industry. SIM is a public company traded on the Oslo Stock Exchange (OSE Symbol: SIM). SIM is the sole shareholder of SDL capital stock. The address of the office in the Cayman Islands is c/o Maples and Calder, South Church Street, Grand Cayman, Cayman Islands, British West Indies and the mailing address of the principal business and executive office in Bermuda is P.O. Box HM429, Hamilton, HM BX, Bermuda. The directors and executive officers of SIM are listed in Exhibit A attached hereto.

        Other control persons may be deemed to include Siem and Capstick. Siem, the chairman of the board and vice-president of NDL and the chairman of the board and chief executive officer of NXA, is a natural person who lives at 30 Hyde Park Gate, London, England. Siem's principal occupation is chairman and chief executive officer of NXA. Siem is a citizen of Norway. Capstick, a director and president of NDL and a director and president of NXA, is a natural person who lives at 11 Grove, Townhill Road, Smiths Parish, Bermuda. Capstick's principal occupation is president of NDL and NXA. Capstick is a citizen of Bermuda.

        ITEM 4.    PURPOSE OF TRANSACTION.

        SDL sold 10,000,000 shares of Common Stock in a block trade arranged by Jefferies & Company, Inc. for settlement 4 November 1998 for USD1.19 per share which approximated the closing market price on the trade date. Further, SDL has sold an additional 1,427,400 shares of Common Stock in various broker transactions at market prices commencing 1 September 1998. The purpose of the transaction was to generate working capital for other transactions contemplated by the SIM. Earlier attempts to establish a bank line of credit by pledging the Common Shares as collateral were not successful since the market price was below a minimum required market price of USD5.00 per share.

        ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        Following the settlement of the above transaction, SDL's holdings were reduced to 3,499,205 shares of Common Stock, or approximately 2.1% of the outstanding shares.

        Other than the sales of Common Stock mentioned in this Item 5, no Reporting Persons nor to their knowledge, any of the persons named in Exhibit A hereto has effected any transactions in shares of Common Stock during the preceding sixty days.

        ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A:    Directors and Executive Officers of SDL and SIM

                                   SIGNATURES



        After reasonable inquiry and to the best extent of my knowledge and belief, I certify that the information set forth above is true, complete and correct.


Dated:        13 November 1998                SIEM DRILLING LTD.
         ---------------------------

                                              By:     /s/ Frank Capstick
                                                 ----------------------------
                                                   Frank Capstick, President


Dated:        13 November 1998                SIEM INDUSTRIES INC.
         ---------------------------


                                              By:     /s/ Frank Capstick
                                                 ----------------------------
                                                   Frank Capstick, President


Dated:        13 November 1998                   /s/ Kristian Siem
         ---------------------------          -------------------------------
                                              Kristian Siem, Individually


Dated:        13 November 1998                   /s/ Frank Capstick
         ---------------------------          -------------------------------
                                              Frank Capstick, Individually

                                 EXHIBIT INDEX


           Exhibit A: Directors and Executive Officers of SDL and SIM